CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION
INFA-020

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [* * *].
December 2, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Kathleen Collins
Melissa Feider
Evan Jacobson
Maryse Mills-Apenteng

Re:	Informatica Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Forms 8-K filed on January 29, 2009, April 23, 2009, and
July 23, 2009
File No. 000-50784
Ladies and Gentlemen:
     Informatica Corporation (“Informatica” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 3, 2009, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) filed with the Commission on February 6, 2009 and Forms 8-K filed with the Commission on January 29, 2009, April 23, 2009 and July 23, 2009.
     In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

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CONFIDENTIAL TREATMENT REQUESTED BY INFORMATICA CORPORATION INFA-020
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 33
1.	Your discussion of revenue fluctuations within your results of operations does not appear to quantify all sources of material changes. For example, but without limitation, you state that the increase in license revenues in 2008 from 2007 was primarily due to an increase in the volume of transactions, partially offset by a decrease in the average size of the transactions. In addition, you state that services revenues increased 20% due to 23% growth in maintenance revenues, primarily attributable to the increased size of your installed customer base. Rather than simply using the term “primarily” in describing changes, tell us how you considered quantifying the amount of the financial result or change that is attributable to the primary source you identify pursuant to the guidance provided in Section III.D of SEC Release No. 33-6835. In addition, tell us how you considered disclosing, as you have in your earnings releases, the number of repeat and new customers, and their respective impact on your results of operations. Please note that this comment also applies to your filings on Form 10-Q.

We advise the Staff that on page 33 of our 2008 Form 10-K filing we disclosed the following:

“Our license revenues increased to $195.8 million (or 43% of total revenues) in 2008 compared to $175.3 million (or 45% of total revenues) in 2007, and $146.1 million (or 45% of total revenues) in 2006, representing growth of $20.5 million (or 12%) in 2008 from 2007, and $29.2 million (or 20%) in 2007 from 2006. The increase in license revenues in 2008 from 2007 was primarily due to an increase in the volume of transactions, partially offset by a decrease in the average size of the transactions.”

[* * *]

We believe we have appropriately disclosed the primary factors that accounted for the increase in license revenue. We do not believe that additional quantification of such factors is necessary because a majority of our license revenue is recognized from orders greater than $100,000 and as a result, our disclosure of average transaction metrics has been limited to either orders greater than $100,000 or greater than $1 million. [* * * ]

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CONFIDENTIAL TREATMENT REQUESTED BY INFORMATICA CORPORATION INFA-020
We believe disclosing the number of new and repeat customers in our earnings release is a useful metric for our investors to understand our business even though license revenue from new customers did not materially impact revenue growth from 2007 to 2008. During 2008, we had 464 new customers (which included 219 from acquisitions) and signed repeat business with 927 customers. In future filings we will include the new and repeat customer metrics.

We advise the Staff that on page 34 of our 2008 Form 10-K filing we disclosed the following:

“Maintenance revenues increased to $186.2 million (or 41% of total revenues) in 2008 from $151.2 million (or 39% of total revenues) in 2007, and $125.0 million (or 39% of total revenues) in 2006, representing growth of $35.0 million (or 23%) in 2008 from 2007, and $26.2 million (or 21%) in 2007 from 2006. The increases in maintenance revenues in 2008 and 2007 were primarily due to the increasing size of our customer base. We expect maintenance revenues to increase in 2009 from the 2008 levels due to our growing installed customer base.”

[* * *]

We believe that the disclosures were adequate in the 2008 Form 10-K to provide investors with the primary factors for maintenance revenue fluctuations. We do not believe it is necessary for an understanding of the maintenance revenue fluctuations as a whole to quantify this factor. In future filings, we will remain mindful of the Staff’s comment to identify reasons for material changes in our revenue including, as appropriate, changes to facts or circumstances, and to quantify the impact of such facts and circumstances to the extent the impact can be accurately quantified and is necessary to an understanding of our revenue as a whole.
Item 8. Financial Statements and Supplementary Data
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 57
2.	We note that you establish vendor-specific objective evidence (“VSOE”) for undelivered elements based on the price charged when those elements are sold separately. Please update us as to the current process you use to evaluate the various factors that affect how you establish VSOE in your arrangements for post-contract services and other services, including level of support offered (i.e. gold and silver), customer type, purchase volume, geographic region, etc. pursuant to paragraph 10 of SOP 97-2. In your response, please tell us the volume of stand alone sales used in your most recent VSOE analysis. If you assessed VSOE based on a bell-shaped-curve approach, please tell us the percentage of stand alone sales that fall within a narrow range of the median price for each segment.

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CONFIDENTIAL TREATMENT REQUESTED BY INFORMATICA CORPORATION INFA-020
We advise the Staff that we established VSOE of fair value of PCS based on the price charged when PCS is sold separately as evidenced by stand-alone maintenance renewals using a “bell-shaped curve approach.” The Company prices PCS as a percentage of the software net license fee. We conclude we have VSOE of fair value if a substantial majority of stand-alone PCS renewals are within a sufficiently narrow range of plus or minus 15% from a midpoint. We routinely evaluate whether or not we have maintained VSOE of fair value for PCS based on our review of renewals of PCS for the previous 12 month period. This analysis is performed with a 1 month lag from the end of each quarter.

We stratify our PCS renewal transactions based on the level of support being offered. This stratification by support type is consistent with the internal pricing guidelines established by us. We currently have the following PCS offering types: Standard, Premium, Premium Elite, ELA Premium, ELA Premium Elite and ELA Premium VPA.

[* * *]We have concluded that we have maintained VSOE of fair value for PCS because a substantial majority of our PCS renewal transactions fall within a narrow range.

VSOE of Fair Value for Other Services

We have two primary “Other” services: Consulting and Education Services. Our approach to establishing fair value for each is described below.

VSOE of Fair Value for Consulting Services

We establish VSOE of fair value of our consulting services based on the pricing of its independent consulting arrangements using a “bell-shaped curve approach.” We price our consulting services based on a narrow range of discount percentages from the consulting services list price. We conclude we have VSOE of fair value if a substantial majority of its stand-alone consulting arrangements are priced within a relatively narrow range of plus or minus 15% from a midpoint. We routinely evaluate whether or not we have maintained VSOE of fair value for consulting services based on our review of stand-alone sales of such deliverables for the previous 12 month period.

We stratify our stand-alone consulting services by either country, region and in one case, currency. This stratification by country is consistent with the internal pricing guidelines established by us. [* * *]

We have concluded that we have maintained VSOE of fair value for consulting services because a substantial majority of our stand-alone sales of such services fall within a narrow range.

VSOE of Fair Value for Education Services

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CONFIDENTIAL TREATMENT REQUESTED BY INFORMATICA CORPORATION INFA-020
The Company establishes VSOE of fair value of our education services based on the pricing of our independent education services arrangements using a “bell-shaped curve approach.” We price education services based on a narrow range of discount percentages from the education services list price. We conclude we have VSOE of fair value if a substantial majority of our stand-alone education services arrangements are priced within a relatively narrow range of plus or minus 15% from a midpoint. We evaluate quarterly whether or not we have maintained VSOE of fair value for education services based on our review of stand-alone sales of such deliverables for the previous 12 month period.

We stratify our stand-alone education services by region. This stratification by region is consistent with the internal pricing guidelines established by us. [* * *]

We have concluded that we have maintained VSOE of fair value for education services because a substantial majority of our stand-alone sales of such services fall within a narrow range.

[* * *]

3.	Additionally, we note that your reseller and distributor agreements do not contain product return rights. Please clarify and tell us how you considered disclosing why you recognize revenue from your resellers and distributors on a sell-through basis.

We advise the Staff that we require evidence of sell-through from resellers and distributors for order acceptance. Further, we only recognize revenue from the majority of resellers and distributors upon payment, provided all other revenue recognition criteria are met. This is due to credit worthiness. However, as described in our revenue recognition policy, a small percentage of resellers and distributors meet certain eligibility for revenue recognition on product delivery, provided all other revenue recognition criteria are met.

We believe that requiring payment and evidence of sell-through prevents our distributors and resellers from purchasing software licenses in advance of an order from an end user and maintaining an inventory of software licenses. We believes that it is necessary to require payment and evidence of sell-through even though our reseller and distributor agreements do not contain product return rights in order to be able to conclude that the arrangement fee is collectible.
Note 13. Income Taxes, page 73
4.	We note that your valuation allowance for deferred tax assets was attributable to the tax benefits of stock option deductions. Given your historical levels of profit before taxes, please describe the positive and negative evidence considered to determine that it is more likely than not these deferred tax assets will not be realized and tell us how you considered clarifying this in your disclosures.

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CONFIDENTIAL TREATMENT REQUESTED BY INFORMATICA CORPORATION INFA-020
We advise the Staff that in assessing the need for any additional non-share-based payments valuation allowance, we considered all the evidence available to us both positive and negative, including historical levels of income, legislative developments, expectations and risks associated with estimates of future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of this analysis for the year ended December 31, 2008, we considered it more likely than not that our non-stock option related deferred tax assets would be realized. As such, the remaining valuation allowance was related to our share-based payments deferred tax assets and was therefore assessed based on the criteria set forth below.

We have historically and consistently followed the “with and without” approach when recognizing excess tax benefits related to share-based payments. Based on this approach, the excess tax benefit from stock option deductions would be recognized in APIC only if an incremental tax benefit is realized after considering all other tax benefits presently available to us. As a result, the valuation allowance at December 31, 2008 relates to deferred tax assets resulting from excess tax benefits that had not yet been realized under the with and without approach (i.e., the valuation allowance was recognized in the same period that the excess tax benefit was created). Pursuant to ASC 718-740-25-10, the valuation allowance should not be reversed until the excess tax benefit has been realized (i.e., by reducing income taxes payable). The benefit of these deferred tax assets will be recorded in the stockholders’ equity as realized and, as such, the benefit will not reduce our effective tax rate. Both approaches, the with and without approach and the post-adoption accounting for excess tax benefits that were not realized prior to the adoption of SFAS 123(R), were applied consistently with the discussions held and conclusions reached at the September 13, 2005 FASB Staff Statement 123(R) Resource Group Meeting.
Item 11. Executive Compensation, page 86 (Incorporated by Reference From Definitive Proxy Statement Filed March 4, 2009 (“Proxy Statement”))
Executive Officer Compensation
Compensation Discussion and Analysis, page 28
5.	We note that you have included executive compensation information for your principal executive officer, principal financial officer, and two additional executive officers. Although this is consistent with your Item 10 disclosure, the executive profiles page of your website suggests that you may have additional executive officers. See Exchange Act Rule 3b-7. In your response letter, please explain why you have not provided executive compensation disclosure for a third executive officer. See Item 402(a)(3) of Regulation S-K. In addition, please note that the following comments relate to your Executive Compensation disclosure for fiscal year 2008 as well as to future filings, as applicable.

We respectfully advise the Staff that we previously determined that our only “executive officers” pursuant to Rule 3b-7 were the four individuals listed in Item 10 of our 2008 Form 10-K (i.e.,

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CONFIDENTIAL TREATMENT REQUESTED BY INFORMATICA CORPORATION INFA-020
Sohaib Abbasi, Earl Fry, Paul Hoffman and Girish Pancha). Our Board of Directors annually reviews our management-level employees and their respective roles, functions, authority and responsibilities. The Board also reviews the roles, functions, authority and responsibilities of new management-level employees when such employee is hired or promoted. After such review, the Board makes a determination as to which individuals are executive officers for purposes of Rule 3b-7. On our website, we list members of our management team in addition to our executive officers; specifically, we have opted to list certain members of management with the title of senior vice president (our executive officers, aside from our chief executive officer, are all executive vice presidents). The Board has previously determined that none of the executives listed on our website other than Messrs. Abbasi, Fry, Hoffman and Pancha were in charge of a principal business unit, division or function or perform a policy-making function, and consequently, were not executive officers pursuant to Rule 3b-7. Therefore, we respectfully submit to the Staff that we were not required to provide executive compensation disclosure for any additional executive officer pursuant to Item 402 of Regulation S-K.

6.	For ease of reference, and to the extent you use similar disclosure in this section in future filings, please use the names of your named executive officers in addition to, or instead of, titles.

We acknowledge the Staff’s comment and in future filings will use the names of our named executive officers in addition to, or instead of, their respective titles.
Components of the Compensation Package and 2008 Evaluation,
Base Salary 2008: Evaluation, page 30
7.	We note your disclosure that salaries may be adjusted based on certain criteria including: your recent financial performance, the executive’s individual performance, the functions performed by the executive officer, the scope of the executive officer’s on-going duties, and any general changes in the compensation data from benchmark companies. We also note that increases were made to all named executive officers’ salaries effective January 1, 2008. In your response letter, for each named executive officer, please disclose the amount of the salary increase and discuss the specific reasons for the increase.

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CONFIDENTIAL TREATMENT REQUESTED BY INFORMATICA CORPORATION INFA-020
The Company advises the Staff that the following table discloses the salary increases for each of our named executive officers (“NEOs”):

		2007 Base	2008 Base	Increase
Title	Name	Salary	Salary	Amount
Chairman and Chief Executive Officer	Sohaib Abbasi	485,000	585,000	100,000
Chief Financial Officer and Secretary	Earl Fry	320,000	350,000	30,000
Executive Vice President and General Manager, Data Integration	Girish Pancha	300,000	330,000	30,000
Executive Vice President, Worldwide Field Operations	Paul Hoffman	320,000	350,000	30,000
Adjustments to executive compensation for 2008 were made by the Compensation Committee, following its review and discussion of the report by independent third party compensation consultant, Compensia, Inc. (“Compensia”), which analyzed compensation data from peer companies and reviewed Company performance against such peer companies. Based on metrics reviewed on performance against peer group, Informatica was ranked at 82% in the peer group based on year over year revenue growth and 87% in the peer group based on year over year net operating growth.

Given the strong performance of all NEOs in delivering the higher than peer average 2007 results, the Committee adjusted all the NEO salaries. The market data showing compensation for comparable executives within the peer companies was used to identify percentiles within the range and the following adjustments were made:
•	the Committee adjusted Mr. Abbasi’s salary to $585,000, bringing his salary closer to the 70th percentile of the peer group market data based upon the information that Mr. Abbasi’s base salary was significantly below market average, Mr. Abbasi’s strong individual performance in devising a broader corporate strategy and ensuring operational alignment against this strategy, as well as the Company’s strong overall performance.

•	the Committee adjusted Mr. Fry’s salary to $350,000, bringing his salary closer to the 70th percentile of the peer group market data based upon the information that Mr. Fry’s base salary was below market average and that Mr. Fry had not received an increase in his base salary for the previous year, along with Mr. Fry’s strong individual performance in managing to the Company’s financial plan and driving consistent operational performance, thus contributing to the Company’s strong overall performance.

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CONFIDENTIAL TREATMENT REQUESTED BY INFORMATICA CORPORATION INFA-020
•	the Committee adjusted Mr. Pancha’s salary to $330,000, bringing his salary closer to the 70th percentile of the peer group market data based upon the information that Mr. Pancha’s base salary was below market average, Mr. Pancha’s expanded responsibility for additional product lines, Mr. Pancha’s strong individual performance in delivering product releases on time and against the Company’s product development milestones and the Company’s strong overall performance.

•	the Committee adjusted Mr. Hoffman’s salary to $350,000, bringing his salary closer to the 70th percentile of the peer group market data based upon the information that Mr. Hoffman’s base salary was below market average, that Mr. Hoffman’s role had expanded to provide leadership to the services arm of the Company, and that Mr. Hoffman had not received an increase in his base salary for the previous year, along with Mr. Hoffman’s strong individual contribution towards delivery of the Company’s revenue goals, and the Company’s strong overall performance.
Non-Equity Incentive Plan (Cash Incentives) (“Bonus Plan”), page 31
8.	You state that an individual executive may occasionally earn more or less than his or her calculated bonus based on factors including individual performance, and any other exceptional contributions to your success during the measurement period. In your response letter, please confirm, if true, that you have disclosed any such upward or downward adjustments.

We advise the Staff that on page 32 of our Proxy Statement, we state that if an executive earns more than his calculated bonus, such excess bonus is considered a discretionary bonus. On page 36, we have disclosed in the Summary Compensation Table under the Bonus column that Mr. Fry received a discretionary bonus.

9.	In your response letter, please provide a more detailed explanation of the individual goals element of the cash bonus plan for Mr. Girish Pancha, EVP and General Manager, Data Integration.

We advise the Staff that on page 31 of our Proxy Statement in the “Structure of 2008 Cash Incentive (Bonus Plan) Compensation for Named Executive Officers” table, we disclose that Mr. Pancha had 70% of his bonus plan tied to the corporate performance metrics indicated in the table and the remaining 30% was tied to the achievement of individual goals including product deliverables and analyst and customer proof points. The product deliverables objective is tied to the achievement of product development milestones. The analyst metric is based upon achievement of improved product and technology ratings from certain technology analysts. Finally the customer proof points objective is measured against customer adoption of, testing of and feedback regarding new product features and functionality.

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CONFIDENTIAL TREATMENT REQUESTED BY INFORMATICA CORPORATION INFA-020
The individual goal component of Mr. Pancha’s compensation is divided evenly (10 percent each) across the three product suites for which he is responsible: Data Integration, On Demand and B2B.

10.	It appears that you may have included target levels that are non-GAAP financial measures, i.e., operating income adjusted for certain items. In your response letter, please tell us specifically how “operating income” was calculated from your audited financial statements with respect to compensation for fiscal year 2008. See Instruction 5 to Item 402(b) of Regulation S-K.

We advise the Staff that we included some non-GAAP financial measures as target levels for the calculation of bonuses granted to certain executives in the year ended December 31, 2008. The reconciliation of the non-GAAP to GAAP operating income is reflected on page 13 of Exhibit 99.1 attached to the Form 8-K filed with the SEC on January 29, 2009 and is calculated as follows:

GAAP income from operations	$84,236
Amortization of acquired technology	4,125
Amortization of intangible assets	4,575
Facilities restructuring charges	3,018
Purchased in-process research and development	390
Patent related litigation proceeds net of patent contingency accruals	(11,495)
Share-based payments	16,321

Non-GAAP income from operations	$101,170

In future filings, to the extent we use non-GAAP measures, we will provide disclosure as to how the measure is calculated from our audited financial statements.

11.	We also note that you have not disclosed performance targets. Item 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please tell us whether you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the performance targets and, if so, tell us whether you have a competitive harm analysis that supports your reliance on that instruction. In addition, if you are relying on Instruction 4, please tell us how you considered discussing the level of difficulty associated with achieving the undisclosed target levels, as required by the Instruction.

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Disclosure of Performance Targets
     We respectfully advise the Staff that disclosure of the performance targets is not required because it would result in competitive harm and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
     Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public. For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); GC Micro Corp v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).
     Trade Secrets and Commercial or Financial Information. The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as “commercial or financial information” under Exemption 4 include: royalty rates, business sales statistics, research data, technical designs, overhead and operating costs, information on financial condition, prices and quantities. See Public Citizen Health Research Group v. National Institutes of Health, 209 F.Supp. 2d 37, 43 (D.D.C. 2002); Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial [under Exemption 4] if it relates to commerce, or it has been compiled in pursuit of profit.”
     The target levels of the performance objectives established by our Compensation Committee, as described and defined on page 31 of our Proxy Statement depending on the named executive officer, relate to growth and profitability indicators, such as operating income, net license orders, services margin, product deliverables, and analyst and customer proof points. The target levels of the performance objectives specifically relate to our commercial operations and

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our financial condition. As such, the target levels constitute “commercial or financial information” under Exemption 4.
     Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327.
     Accordingly, the second prong under Exemption 4 has been satisfied as we are a corporation, and thus the information is being obtained from a person.
     Privileged or Confidential Information. Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong., 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291.
     As noted in the Proxy Statement, the performance objectives are based, depending on the named executive officer, on the achievement of certain levels of operating income, net license orders, services margin, product deliverables, and analyst and customer proof points. The target levels of the performance objectives are derived from our annual operating plan for the fiscal year. The operating plan, and consequently the target levels of the performance objectives, represents our confidential internal goals for our business, financial and operational strategies. We do not release or disclose this confidential operating plan and confidential target levels of performance objectives to the public.
     We believe that disclosure of the specific performance targets would cause substantial harm to our competitive position. If we were required to disclose the performance target levels, we would essentially be informing our competitors of our expectations, both historically and for the current fiscal year, for our business, financial and operational strategies. The disclosure of such performance targets would provide significant visibility into, and allow our competitors to reach significant conclusions about, our plans and priorities, including: designated plans for growth, profitability, investment or increased operational focus; areas of product research or development; allocation of resources; and changes in direction.
     Our competitors could use such information to unfairly compete with us, which would clearly be harmful to our business and our future operations. For example, competitors could use

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such information to recruit employees away from us or to retain their own employees by offering similar incentives. In addition, competitors could implement tactics to prevent us from achieving our strategies. For example, to the extent that we shift our business, financial or operational strategies from one area of focus to another, such shift would likely be reflected in our internal operating plans and consequently the performance target levels. The disclosure of such shift through the disclosure of performance target levels would give competitors notice of our plans, and places us at a strategic disadvantage comparatively to our competitors when attempting to execute our new strategy. Also, our competitors could further use the disclosure of our performance target levels to claim to customers or other third parties that their performance targets are higher than ours, and therefore their business is more successful or robust than ours. This is particularly true for larger competitors or competitors who are not subject to similar reporting requirements. As a provider of enterprise data integration and data quality software and services, we compete against large, multi-product line technology vendors that compete with one or more of our solutions or services. Certain competitors may be required to disclose performance targets similar to ours for their product solutions that are competitive to ours. However, given that such competitors have multiple product lines, such disclosure would not be at the same level of detail about their quantitative business, financial and operational strategies for the comparable business as it would be for our business. Similarly, our competitors that are not publicly traded have no comparable reporting requirements. Disclosure of our performance target levels without a corresponding opportunity to access similar information from our competitors would place us at a strategic disadvantage.
     Furthermore, disclosure of historical performance target levels could allow competitors to forecast or extrapolate our business model to future periods and subject us to similar disadvantages. In addition, we have multi-year strategies that would be harmed by disclosure of historical performance targets. Whether or not performance goals are achieved, the disclosure of the performance target levels in a subsequent year will provide our competitors with valuable information regarding our strategic direction. Competitors would then be able to utilize this information to target our customers, develop similar solutions, or alter the timing of release of their own similar solutions. Thus, disclosure of historical objectives would clearly be harmful to the Company, its future operations, and its stockholders.
     In addition, the performance target levels are generally “stretch” goals, and therefore are unlikely to provide a realistic expectation of our actual financial performance. The disclosure of such targets, both historically and for the current fiscal year, would cause confusion in the investment community and may provide stockholders and potential investors with misleading information regarding our expectations of our actual financial performance. This would clearly be harmful to us and our stockholders.
     Therefore, we believe disclosure of the performance targets will make it more difficult for us to achieve our business, financial and operational strategies and will cause economic harm to our competitive position, which would be harmful to our stockholders. We believe that access

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to our performance target levels by our competitors would allow them to use the information against us, affecting our future plans and strategies and making our ability to achieve such plans and strategies increasingly difficult, which could be materially harmful to our future financial performance. We believe this could result in a materially adverse impact on our stock price and negatively affect our stockholders.

Difficulty in Achieving Targets
     As stated on page 32 of the Proxy Statement, our philosophy is to set performance goals aggressively. Achievement of the performance targets would have required very high levels of both individual and Company performance that we believed was possible but difficult to achieve. The Compensation Committee considered the likelihood of achievement when approving the target levels, including historical levels of achievement by our executive officers. For example, as we described in the Proxy Statement, for the first half of 2008, the Compensation Committee determined that the goal for net license orders was achieved at 83% and the goal for operating income was achieved at 100%. For the second half of 2008, the Compensation Committee determined that the goal for net license orders was achieved at 73% and the goal for operating income was achieved at 108%. The services margin target was not achieved in either the first or second half of 2008. Mr. Pancha, the only named executive officer with individual goals, achieved his goals at 92% in the first half of 2008 and 88% in the second half of 2008.
     Furthermore, as we described in the Proxy Statement, achievement of 120% of the performance target would have been required in order to achieve a maximum payout of 200% of the target amount, and historically this maximum level of achievement has never been attained. Achievement of a maximum bonus payout would require significant skill and effort on the part of an executive officer and very high levels of Company performance that the Compensation Committee believes is possible but unlikely to be achieved.
     In addition, the targets that are set are not just “stretch” goals for the Company, but are goals set at performance levels higher than the historical performance levels typically achieved by the members of our peer group as stated in the Proxy Statement. Even while bonuses have not been paid out to the full 100% level, in aggregate, the performance of the Company has been significantly above the level of our peers. For the three year period ended December 31, 2008, Informatica’s cumulative average growth rate (CAGR) was 19.4% versus the stated peer group average three-year CAGR of 14.4%. For GAAP earnings per share, Informatica’s three-year CAGR was 16.8%, while the peer group’s three-year CAGR was -5.4%. The -5.4% includes i2 Technologies though its GAAP EPS in 2008 reflects an $80 million intellectual property settlement from SAP companies and a $11.5 million acquisition break-up fee paid by JDA Software. If i2 Technologies is removed for comparative purposes, the peer group’s three-year CAGR decreases to -13.3%.

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		GAAP EPS	GAAP EPS
	Total Revenues	3 YR CAGR	3 YR CAGR without
	3 YR CAGR	w/i2	i2
Ariba, Inc	0.5%	*	*
Epicor Software Corporation	19.0%	-73.4%	-73.4%
i2 Technologies, Inc. (“i2”)	-8.8%	34.2%	**
MicroStrategy Inc.	10.3%	-6.8%	-6.8%
Progress Software Corporation	8.3%	-2.7%	-2.7%
NetSuite Inc.	61.2%	*	*
Sybase Inc.	11.4%	21.4%	21.4%
Tibco Software Inc.	13.1%	-5.1%	-5.1%
Peer Group Average, excluding Informatica	14.4%	-5.4%	-13.3%

Informatica	19.4%	16.8%	16.8%

*	CAGR is incalculable for sequential negative growth years.

**	i2 is excluded for comparison purposes as GAAP EPS in 2008 reflects an $80 million intellectual property settlement from SAP companies and a $11.5 million acquisition break-up fee from JDA Software Group, Inc.
     In response to the Staff’s comment, in future filings we will provide more detail on the difficulty of achieving the performance targets, including information regarding historical achievement and the extent to which the Compensation Committee set the target levels of performance objectives based upon the likelihood that we would achieve such objectives, to the extent applicable.
Non-Equity Incentive Plan (Cash Incentives) (“Bonus Plan”): 2008 Evaluation, page 32
12.	In your response letter, please include a more detailed discussion linking performance against corporate and individual targets with the amount of cash bonus actually awarded to each named executive officer.

Achievement Level per
Goal	Payout level
80%	0%
Threshold	40%
Target	100%
Outperform	200%

Note:	linear calculations between each level

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We advise the Staff that on page 32 of the Proxy Statement, we disclose that the first half goals were achieved at 83% and 100% which equals a 24% payout and a 120% payout. This combined to a payment level for the non-equity incentive plan of 72% for the first half of 2008. For the second half of 2008, the goals were achieved at 73% of plan and at 108% of plan resulting in payout levels of 0% and 152% which combined to a total payout of 76% for the non-equity incentive plan for the second half of 2008.
Mr. Abbasi received a bonus of $210,600 for the first half payment and $222,300 for the second half payment, totaling $432,900 for his 2008 non-equity incentive payment.
Mr. Fry received a bonus of $88,200 for the first half payment and $93,100 for the second half payment. In addition, as disclosed on page 32 of our Proxy Statement, Mr. Fry received a discretionary bonus payment of $30,000 and therefore his total non equity incentive payment for 2008 was $211,300.
Mr. Pancha received a bonus of $58,212 for the first half payment and $61,446 for the second half payment against the corporate goals. As disclosed on page 31 of our Proxy Statement, 70% of his bonus was tied to the corporate performance metrics and the remaining 30% was tied to the achievement of individual objectives. The individual objectives were achieved at 92% in the first half, with a 92% bonus payment of $31,763 and at 88% in the second half, providing a bonus payment at 88% of $30,492. These amounts combined to a total non-equity incentive payment of $181,913 for 2008.
Mr. Hoffman’s non-equity incentive bonus consists of three components. 10% of his bonus is paid out against a services margin target, 15% is paid out against the corporate operating income goal and 75% is tied to license goals. The latter component is tied partially to the corporate target for net license orders (15% of the overall) and partly to his commission plan (60% of the overall). The commission plan has no threshold and pays out at pre determined rates dependent on the achievement levels.
For the first half of 2008, the services margin paid out at zero, the corporate bonus components were achieved at 72%, providing a payout of $34,020 and the commissions earned were $64,409, equaling a total non-equity incentive payment of $98,429 for the first half of 2008. For the second half of 2008, the services margin paid out at zero, the corporate bonus components were achieved at 76%, providing a payout of $35,910 and the commissions earned were $77,073, equaling a total non equity incentive payment of $112,983 for the second half. Mr. Hoffman’s total non-equity incentive payment for 2008 was $211,412.

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Equity Based Incentive Plans, page 32
13.	In your response letter, please include a more detailed explanation of how you determined the amount of equity awarded to each named executive officer.

We advise the Staff that the Compensation Committee determined the equity grants to be made to each NEO in 2008 by reviewing the data and analysis provided by a third party independent compensation consultant (Compensia) which included both data from peer group companies on market ranges of equity awards and an analysis of the vested and unvested equity currently held by each NEO. Recommendations made in the report provided by Compensia were market-based and did not factor in individual performance. The Compensation Committee reviewed the recommendations in addition to the principal factors outlined on page 33 of the Proxy Statement to determine the equity grant for each NEO.

Given the strong performance of all NEOs in delivering the higher than peer average 2007 results, equity grants were targeted at or above the recommended proposals made by Compensia, with the Compensation Committee also reviewing and factoring in the amount of retention value provided by each NEOs current equity holdings. Over 60% of the equity held by all four NEOs had fully vested given their tenure with the Company. Therefore the Compensation Committee adjusted the recommendations made by Compensia to take into account the need to retain the NEOs.

Below is the explanation for each NEO:
•	the Committee recommended that Mr. Abbasi’s refresh option grant be 400,000 options so that he would be close to the 70th percentile of the peer group market data based on Mr. Abbasi’s strong performance in devising and executing against a broader corporate strategy, the analysis indicating that Informatica outperformed the full peer group on year operating income and EPS growth, and the need to increase the retention hold provided by equity granted by the Company.

•	the Committee recommended that Mr. Fry’s refresh option grant be 125,000 options so that he would be close to the 70th percentile of the peer group market data based on Mr. Fry’s strong performance in managing to the financial plan and driving consistent operational performance, the analysis indicating that Informatica outperformed the full peer group on year operating income and EPS growth and the need to increase the retention hold provided by equity granted by the Company.

•	the Committee recommended that Mr. Pancha’s refresh option grant be 115,000 options so that he would be close to the 70th percentile of the peer group market data based on the increase in Mr. Pancha’s responsibilities in assuming additional product lines and his delivery of product development milestones for fiscal 2007, the analysis indicating that

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Informatica outperformed the full peer group on year operating income and EPS growth and the need to increase the retention hold provided by equity granted by the Company.

•	the Committee recommended that Mr. Hoffman’s refresh option grant be 100,000 options so that he would be close to the 70th percentile of the peer group market data based on the increase in Mr. Hoffman’s responsibilities, Mr. Hoffman’s strong performance delivering the Company’s revenue goals, the analysis indicating that Informatica outperformed the full peer group on year operating income and EPS growth and the need to increase the retention hold provided by equity granted by the Company.
Grants of Plan-Based Awards — 2008 Fiscal Year, page 37
14.	We note that you have not included any disclosure in the “Threshold” column for non-equity incentive plan awards. In your response letter, please explain how you determined this was consistent with Item 402(d)(2)(ii) and Instruction 2 to Item 402(d) of Regulation
S-K.

We respectfully advise the Staff that we did not include any disclosure in the “Threshold” column for non-equity incentive plan awards as the minimum amount payable for a certain level of performance under our bonus plan was $0. As discussed on page 32 of the Proxy Statement, the bonus plan had a zero payout for achievement at 80% or less of the performance goal. Our presentation in the Grant of Plan-Based Awards Table was intended to indicate that there was effectively no threshold amount due to this possibility of a zero payout. In future filings we will clarify, either in the table itself or in a footnote, that the minimum amount payable under the bonus plan is $0.
Forms 8-K filed on January 29, 2009, April 23, 2009, and July 23, 2009
15.	We note you began presenting a GAAP to Non-GAAP reconciliation of your Condensed Consolidated Statements of Income in a columnar format beginning in fiscal 2008. We believe this reconciliation may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. In this regard, the reconciliation of non-GAAP net income and diluted earnings per share that are also presented in your earnings releases would be sufficient to meet the requirements of Regulation G absent of your columnar reconciliations.

We advise the Staff that we will not include non-GAAP consolidated statements of income in our future earnings releases. In future filings we will include GAAP to non-GAAP reconciliations of

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CONFIDENTIAL TREATMENT REQUESTED BY INFORMATICA CORPORATION INFA-020
certain line items from our GAAP consolidated statements of income in accordance with Regulation G.

16.	Also, we note that the majority of the items for which you are adjusting net income appear to be recurring in nature. If you intend to continue presenting these non-GAAP disclosures as a performance measure, you should revise your filing to include all of the disclosures required by Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). For instance, we note that your current disclosures do not include a discussion of (a) the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure or (b) the manner in which management compensates for these limitations. In this regard, we refer you to Exhibit A in your response letter dated January 8, 2008 where you provided this information. Please tell us how you intend to comply with these disclosures requirements in your future filings.

We advise the Staff that for our 2007 fourth quarter earnings release furnished on a Form 8-K filed on January 29, 2008 (“Q4 2007 Form 8-K”) we did use the revised disclosure from Exhibit A of our response letter dated January 8, 2008. Unfortunately, however, we inadvertently reverted to a previous version of this disclosure for subsequent filings. We advise the staff that we plan to use the disclosure from our Q4 2007 Form 8-K in our future filings. We have attached as Exhibit A the further revised disclosure with additions underlined. The Company respectfully advises the Staff that it believes that Exhibit A includes all of the above-required disclosure for the Company’s earnings press releases furnished on Form 8-K.
* * * * *

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CONFIDENTIAL TREATMENT REQUESTED BY INFORMATICA CORPORATION INFA-020
We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 385-6079. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (650) 385-5500, as well as to Jose F. Macias of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely, INFORMATICA CORPORATION
/s/ Mark Pellowski
Mark Pellowski
Senior Vice President, Finance

cc:	Peter M. McGoff, Informatica Corporation Jose F. Macias, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation Sam Lazarakis, Ernst & Young LLP

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CONFIDENTIAL TREATMENT REQUESTED BY INFORMATICA CORPORATION INFA-020
EXHIBIT A
Non-GAAP Financial Information
     To supplement Informatica’s condensed consolidated financial statements prepared and presented on a GAAP basis, Informatica uses non-GAAP financial measures of net income and net income per share. These measures are adjusted from net income or net income per share prepared in accordance with GAAP to exclude the charges and expenses discussed above. The presentation of these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for, or superior to, net income or net income per share prepared in accordance with GAAP.
     Informatica believes the disclosure of such non-GAAP financial measures is appropriate to enhance an overall understanding of its financial performance, its financial and operational decision making, and as a means to evaluate period to period comparisons. These adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of Informatica’s performance, by excluding certain expenses and expenditures such as non-cash charges and discrete charges that are infrequent in nature, such as charges related to acquisitions, that may not be indicative of its underlying operating results. In addition, Informatica believes these non-GAAP financial measures are useful to investors because they allow for greater transparency into the indicators used by management as a basis for its financial and operational decision making. Informatica believes that the disclosure of these non-GAAP financial measures provides consistency and comparability of its recent financial results with its historical financial results, as well as to the operating results of similar companies in Informatica’s industry, many of which present similar non-GAAP financial measures to investors. As an example, Informatica believes that it enhances comparability with similar companies’ operating results by excluding stock-based compensation in its non-GAAP financial measures because of the different types of stock-based awards that companies may grant and because SFAS 123(R) allows companies to use different valuation methodologies and subjective assumptions. In addition, Informatica believes that both management and investors benefit from referring to these non-GAAP financial measures when planning, analyzing and forecasting future periods.

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     There are a number of limitations related to these non-GAAP financial measures: (1) the non-GAAP measures exclude some costs that are recurring, particularly share-based payments, and we believe that share-based compensation will continue to be a significant recurring expense for the foreseeable future; because share-based compensation is an important part of our employees’ compensation, such payments can impact their performance; and (2) the items we exclude in our non-GAAP measures may differ from the components our peer companies exclude when they report their non-GAAP measures. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP measures and evaluating non-GAAP measures together with the corresponding measures calculated in accordance with GAAP.